FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April  - 2007

Commission File Number

INTERNATIONAL ROYALTY CORPORATION
(Translation of registrant’s name into English)

10 Inverness Drive East, Suite 104 Englewood, CO 80112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL ROYALTY CORPORATION

Date: April 2, 2007	By: /s/ Douglas B. Silver Douglas B. Silver Chief Executive Officer

EXHIBIT INDEX

99.1

the Transfer of Rights To Part of The Stock Sale Price Between Jimena Ugarte Abrego and International Royalty Corporation referred to under “General Development of the Business Acquisition of Royalty on Pascua Gold Deposit;

99.2

the Transfer of Rights Between Jaime Ugarte Abrego and International Royalty Corporation referred to under General Development of the Business  Acquisition of Royalty on Pascua Gold Deposit;

99.3

the Transfer of Rights To Part of The Stock Sale Price Between Jimena Ugarte Abrego and International Royalty Corporation referred to under General Development of the Business  Acquisition of Royalty on Pascua Gold Deposit;

99.4

the Transfer of Rights for Collection of Additional Royalty Between Jaime Ugarte Abrego and International Royalty Corporation referred to under General Development of the Business Acquisition of Royalty on Pascua Gold Deposit; Capital Inc. and GMP Securities L.P. referred to under “General Development of the Business Offering;

99.5

the agreement to purchase production payment dated March 7, 2007 between Legacy Resources Company LLC and IRC Nevada Inc. referred to under General Development of the Business Acquisition of Legacy Sand Royalty Interest.

99.6

the credit agreement dated January 8, 2007 between the Bank of Nova Scotia, the company, Archean and IRC Nevada referred to under “General Development of the Business – Revolving Credit Facility”.